NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 19, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(3)

The removal of BPW Acquisition Corp.,
Units consisting of one share of Common
Stock and one Warrant, and Common Stock
included in the Units, par value $0.0001 per share is being effected because the Exchange knows or is reliably informed that on April 7, 2010 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.


The security was suspended by the
Exchange on April 8, 2010.